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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  May 13, 2004



                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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
LIHIR GOLD LIMITED                                             [LIHIR GOLD LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

27 APRIL 2004

                   FIRST QUARTER MINING AND EXPLORATION REPORT

(Quarterly report for the three months ended 31 March 2004. All figures are unaudited. All dollar figures refer to US dollars. More detailed mining production and financial data is set out on the final page.)

OVERVIEW

PRODUCTION

      - GOLD PRODUCTION FOR THE QUARTER WAS 112,336 OUNCES, AFFECTED BY THE SCHEDULED 10-DAY PLANT SHUTDOWN AND THE ADDITIONAL 20 DAYS LOST AS A RESULT OF THE MAIN OXYGEN PLANT FAILURE.

      - MINING RESULTS, BOTH ORE MINED AT 3,162 KT AND MATERIAL MOVED AT 9,260 KT, SHOWED IMPROVEMENTS FROM RESULTS ACHIEVED THROUGHOUT 2003.

COSTS

      - TOTAL CASH COSTS $346/OZ AND GROSS CASH COSTS $410/OZ AS A RESULT OF THE LOWER PRODUCTION.

REVENUE

      -     AN AVERAGE CASH GOLD PRICE OF $404/OZ WAS REALISED.

      - MARK-TO-MARKET VALUE OF THE HEDGE BOOK WAS NEGATIVE $205 MILLION AT THE END OF THE QUARTER.

EXPLORATION

      -     IN-FILL DRILLING IN THE LIENETZ PIT IN LINE WITH EXISTING DATA.

MANAGING DIRECTOR'S REVIEW

Production and financial results were adversely affected by the scheduled plant shutdown in February and the problem experienced with the main oxygen plant in March, which collectively led to a considerable loss of production for the quarter. The oxygen plant failure occurred unexpectedly, in an area not required to be maintained after initial construction, and has now been remedied in consultation with the supplier. An insurance claim is being pursued. The loss of production caused unit costs, a high proportion of which are fixed, to increase significantly during the quarter. The scheduled maintenance shutdown proceeded as expected and, with the other work undertaken in 2003 to improve reliability, we now have a sound processing platform in place.

/s/ NEIL SWAN
NEIL SWAN
MANAGING DIRECTOR



Quarterly report to 31 March 2004
Page 1 of 6

OPERATIONS REVIEW

PRODUCTION

(i)    Performance

                                    VARIANCE REPORT

                              Q1 2004 V Q4 2003 VARIANCE    Q1 2004 V Q1 2003 VARIANCE
                              --------------------------    --------------------------
Total material moved                     8.7%                          1.0%
Ore milled                              (25.5)%                      (13.5)%
Ore milled grade                        (1.3)%                         5.7%
Gold recovery                           (0.1)%                        (3.6)%
Gold produced                           (29.8)%                      (14.3)%


(ii)     Mining

Total material movement of 9,260 kt and ore mined of 3,162kt were up on all quarters in 2003, reflecting the benefits of productivity improvements and better weather conditions. Additional mining equipment, including a shovel and eight trucks, arrived on site during April and is expected to be progressively brought into operation during late April and May. Two more trucks are expected later in May. Improvement projects continue with the emphasis on haul road construction and equipment productivity.

As foreshadowed in November and with the capital expenditure programme detailed in February, an additional waste barge is being purchased to improve waste material movements. A revised mine plan for Lienetz is being implemented and will allow additional equipment to be assigned to Lienetz waste movement following completion of drainage works early in the second quarter.

(iii)    Processing

Gold production for the quarter was 112,336 oz, down substantially on the previous quarter, and on the same quarter in the previous year, as a result of the scheduled maintenance shutdown and the period taken to remedy the unscheduled problem with the main oxygen plant. Correspondingly, mill throughput was 807 kt for the quarter. Mitigation of the effects of the main oxygen plant failure in March involved use of the smaller Praxair oxygen plant and selective processing of oxide ores allowing production at approximately 20% of capacity during the 20-day period. The February shutdown addressed previously identified reliability issues in the crushing and grinding circuit, CCD thickener, autoclaves and the oxygen plants. Intensive efforts have continued to implement a more proactive maintenance system.

Gold recovery remained low at 86.3%, affected by oxide ores and restricted oxygen to the autoclaves, the continued occurrence of fine gold adsorbed on clays and low carbon activity. An upgraded carbon regeneration kiln will be installed by October and pilot-scale gravity concentration trials are being progressed during the second quarter.

HEALTH, SAFETY AND ENVIRONMENT

There were 4 Lost Time Incidents (LTIs) during the quarter giving a Lost Time Incident Frequency Rate (LTIFR) of 0.39 per 200,000 hours. (A Lost Time Incident is when a person cannot return to normal work duties for the following shift). This compares with 4 LTIs and an LTIFR of 0.41 at the same time last year.

There were no reportable environmental incidents during the three months.


Quarterly report to 31 March 2004
Page 2 of 6


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EXPLORATION

The resource/reserve development programme continued, primarily with in-fill drilling of the Lienetz deposit.

Lienetz in-fill drilling

In-fill drilling of the Lienetz ore body commenced in the later stages of 2003 and is continuing. In total, 17 diamond holes for 5295m were completed during the quarter. Results were received from 13 holes, all in line with expectations, providing valuable confirmatory information to be used in future resource estimations.

Kapit drilling

Additional assay results were received from two geotechnical investigation holes targeting the eastern side of Kapit on the sea wall. The latest results have confirmed that the presently delineated Kapit ore body remains open to the north and east. Drilling will continue in the second half of 2004, after the completion of the Lienetz in-fill drilling programme.

West Caldera

During 2003, drilling investigated two large-scale gold-in-soil anomalies generated during re-sampling of the western caldera area by wacka sampling in 2002. Results received during the quarter from the final four holes completed in this area confirmed that there were no gold intercepts of significance. This area has now been freed for potential storage of low- grade stockpiles or other uses.

Exploration expenditure totalled $1.1 million during the quarter.

FINANCIAL

GOLD REVENUE

A cash realisation price of $404 per ounce was achieved, reflecting a stronger spot gold price slightly offset by delivery into some hedge contracts.

Realised revenues for the quarter and comparisons from previous the year were:


                                        FIRST QUARTER            FOURTH QUARTER           2003 YEAR
                                             2004                    2003
                                            ($/OZ)                  ($/OZ)                 ($/OZ)
                                        -------------            --------------           ---------
Cash sales                                   404                      395                    364
Deferred hedging gains / losses*             (53)                     (23)                   (14)
                                             ---                      ---                    ---
Total                                        351                      372                    350

Average spot price                           408                      391                    363

*Non cash


Quarterly report to 31 March 2004
Page 3 of 6


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HEDGING

The majority of the March-quarter hedging contracts were rolled out, with a small proportion delivered into. No new hedges were entered into during the quarter. Hedge commitments represent 10% of published reserves and 4.5% of resources. The hedge book profile at 31 March is shown in the following table:


                             FORWARDS                  PUT OPTIONS BOUGHT              CALL OPTIONS SOLD
                             --------                  ------------------              -----------------
                      OUNCES         PRICE            OUNCES         PRICE            OUNCES          PRICE
                   -----------    -----------      -----------    -----------      -----------    -----------
   Q2 2004              80,994    $    325.54            5,000    $    335.00            5,000    $    365.00
   Q3 2004              54,494    $    325.38            5,000    $    335.00            5,000    $    365.00
   Q4 2004              59,438    $    325.81            5,000    $    335.00            5,000    $    365.00
                   -----------    -----------      -----------    -----------      -----------    -----------
 TOTAL 2004            194,926    $    325.58           15,000    $    335.00           15,000    $    365.00
                   -----------    -----------      -----------    -----------      -----------    -----------
   2005                288,472    $    332.95           95,000    $    320.39           95,000    $    326.71
   2006                292,500    $    328.50           39,000    $    325.26           39,000    $    336.74
   2007                330,000    $    323.76           96,000    $    319.17           96,000    $    319.08
   2008                375,475    $    331.96           40,000    $    335.00           20,000    $    365.00
   2009                243,185    $    350.76                0    $      0.00                0    $      0.00
   2010                 10,000    $    327.00                0    $      0.00                0    $      0.00
                   -----------    -----------      -----------    -----------      -----------    -----------
TOTAL OUNCES         1,734,559                         285,000                         265,000
                   -----------                     -----------                     -----------
AVERAGE HEDGE
  PRICE/OZ                        $    331.87                     $    323.46                     $    330.48
                                  ===========                     ===========                     ===========

*All hedges are US dollar denominated

The mark-to-market value at 31 March 2004 was negative $205.3 million, based on a spot price of $423.70 per ounce. This compares with a value of negative $199.4 million at a spot price of $417.50 per ounce at the end of the previous quarter.

COSTS

Unit costs, expected to be higher than the previous quarter due to the planned shutdown, increased further with the lower production resulting from the oxygen plant failure. The strength of the Australian dollar and PNG kina, and high fuel prices, continue to have a negative affect on unit costs overall.

                                   CASH COSTS

                                                 FIRST QUARTER 2004   FOURTH QUARTER 2003       2003 YEAR
                                                 ------------------   -------------------       ---------
 GROSS CASH COSTS                     US$/OZ            410                   297                  319
-        Deferred mining costs                          (39)                 (28)                  (1)
-        Inventory adjustments                          (25)                   4                  (17)
 * TOTAL CASH COSTS                                     346                   273                   301

* Gold Institute Standard


Quarterly report to 31 March 2004
Page 4 of 6


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OUTLOOK

Efforts and investigations into ways of making up the production lost as a result of plant interruptions during the quarter are ongoing.

Construction of the 30MW geothermal power generation facility continues on schedule with commissioning still expected in April 2005. Engineering design is substantially complete and all major construction contracts have been let or tendered. Civil works for the turbine hall are under way and steel frames are on site. Manufacture of equipment is also on track with deliveries to site expected from July.

Geophysical survey work has been completed to allow a drilling programme to be undertaken to define the full extent of the geothermal power resource. The drilling programme is to commence in June with the aim of defining the steam resource by the end of the year.

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:
Mark Laurie
Manager - Corporate & Investor Relations
Tel:     +61 7 3229 5483 or +675 986 5576
Fax:     +675 986 4018
Email:   mark.laurie@lihir.com.pg
Website:  www.lihir.com.pg

SHAREHOLDER ENQUIRIES:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen street
Brisbane
Queensland  4000
Tel:              1300552270 or +61 3 9615 5970
Fax:              +61 7 3229 9860
Website:            www.computershare.com
E-mail:    john.lawlor@computershare.com.au

ADR DEPOSITORY:
The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel:              +1 212 815 8161
Fax:              +1 212 571 3050
Website:          www.adrbny.com

WEBSITE
www.lihir.com.pg

PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby,  Papua New Guinea

STOCK EXCHANGE LISTINGS
Australian Stock Exchange (LHG)
Nasdaq (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares

DIRECTORS
Ross Garnaut - Chairman
Anthony Siaguru - Deputy Chairman
Neil Swan - Managing Director
John O'Reilly
Geoff Loudon
Peter Cassidy


Quarterly report to 31 March 2004
Page 5 of 6

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PRODUCTION AND FINANCIAL DATA

                                                   First      Fourth      First         Q1:Q4        Q1/04:Q1/03
                                                  Quarter     Quarter    Quarter
                                                   2004        2003        2003
MINE
Ore mined                            Kt            3,162       2,566       2,385         +23.2%         +32.6%

Material moved                       Kt            9,260       8,522       9,124         +8.7%           +1.0%

PROCESSING
Ore milled                           Kt             807        1,082        933          -25.5%         -13.5%
Grade                                g Au/t         5.19        5.26        4.91         -1.3%           +5.7%
Recovery                             %              86.3        86.4        89.9         -0.1%           -3.6%
Gold poured                          Oz           112,336     160,065     131,050        -29.8%         -14.3%

REVENUE/COSTS
Gold Sold                            Oz           110,829     165,765     148,813        -33.1%         -25.5%
Average cash price received          $/oz           404         395         352          +2.3%          +14.8%
Average price received including     $/oz           351         372         347          -5.6%           +1.2%
deferred hedging gains / costs
Gross cash cost                      $/oz           410         297         320          +38.0%         +28.1%
-  deferred mining costs                            (39)        (28)         9           +39.3%         -533.3%
-  inventory adjustments                            (25)         4          (46)        -725.0%         -45.7%
Total cash costs                                    346         273         283          +26.7%         +22.3%
depreciation & amortisation                          63          54          53          +16.7%         +18.9%
Depreciation allocated to                           (18)        (24)         -           -25.0%            -
inventories
Total production costs                              391         303         336          +29.0%         +16.4%



Quarterly report to 31 March 2004
Page 6 of 6

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:  /s/ Mark Laurie
     Name   Mark Laurie
     Title: Company Secretary